EXHIBIT 99.1

Internet Gold - Golden Lines Ltd. (the “Company”) advises that the 2010 Annual General Meeting of the Company (the “Meeting”) was held on November 15, 2010 at 11:00 a.m. (Israel time) at the offices of Eurocom Communications Ltd., 2 Dov Friedman Street, Ramat Gan 52503, Israel.  The following resolutions were passed at the Meeting:

(1)	To re-elect the following two Class B directors to serve until the 2013 Annual General Meeting of Shareholders: Mr. Eli Holtzman and Mr. Yossef Elovitch.

(2)	To re-elect the following two Class A directors to serve until the 2012 Annual General Meeting of Shareholders: Mr. Felix Cohen and Mr. Amikam Shorer.

(3)
To ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as the Company’s independent registered public accountants for the year ending December 31, 2010, and to authorize the Company’s Board of Directors to delegate to the Audit Committee the authority to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services.

In addition, the auditor’s report and audited consolidated financial statements of the Company for the year ended December 31, 2010 were presented at the Meeting.